UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

FIRST REAL ESTATE INVESTMENT TRUST OF NEW JERSEY
(Name of Issuer)
Shares of Beneficial Interest, without par value (1)
(Title of Class of Securities)

336142 10 4
(CUSIP Number)

December 31, 2007 (2)
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐     Rule 13d-1(b)

☐     Rule 13d-1(c)

☒     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13G
CUSIP No.	336142 10 4
1. Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Robert S. Hekemian
2. Check the Appropriate Box if a Member of a Group (See Instructions) ☐ (a) ☒ (b)
3. SEC Use Only
4. Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power	179,067 (3)
	6. Shared Voting Power	148,984 (4)
	7. Sole Dispositive Power	179,067 (3)
	8. Shared Dispositive Power	148,984 (4)
9. Aggregate Amount Beneficially Owned by Each Reporting Person		402,443 (5)
10. Check Box if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions)		☐
11. Percent of Class Represented by Amount in Row 9		5.9%
12. Type of Reporting Person (See Instructions)	IN

Item 1.

(a)	Name of Issuer:

First Real Estate Investment Trust of New Jersey

(b)	Address of Issuer’s Principal Executive Offices:

505 Main Street, Hackensack, NJ 07602

Item 2.

(a)	Name of Person Filing:

Robert S. Hekemian

(b)	Address of Principal Business Office or, if none, Residence:

505 Main Street, Hackensack, NJ 07602

(c)	Citizenship:

United States

(d)	Title of Class of Securities:

Shares of Beneficial Interest, without par value

(e)	CUSIP Number:

336142 10 4

Item 3.  If this statement is filed pursuant to Rule 13d-1(b) or 13d-2(b) or (c), check  whether the person filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.  Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 402,443 Shares (5) .

(b)	Percent of class: 5.9% .

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote 179,067 (3).

(ii)	Shared power to vote or to direct the vote 148,984 (4).

(iii)	Sole power to dispose or to direct the disposition of 179,067 (3).

(iv)	Shared power to dispose or to direct the disposition of 148,984 (4).

Item 5.       Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.       Ownership of More than Five Percent on Behalf of Another Person.

Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares to which this statement relates.  No one person’s interest in such shares is more than five percent of the total outstanding stock of the Issuer.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.       Identification and Classification of Members of the Group.

Not applicable.

Item 9.       Notice of Dissolution of Group.

Not applicable.

Item 10. Certifications.

(a)	The following certification shall be included if the statement is filed pursuant to Rule 13d-1(b):

Not applicable.

(b)	The following certification shall be included if the statement is filed pursuant to Rule 13d-1(c):

Not applicable.

(1)	First Real Estate Investment Trust of New Jersey is an equity real estate investment trust. Beneficial interests in the Trust are designated as “Shares” without par value.

(2)	Except as may be otherwise specified herein, the information presented in this Amendment No. 2 to Schedule 13G is as of December 31, 2007.

(3)
Includes 65,540 Shares held by the Robert and Mary Jane Hekemian Foundation, Inc. of which the reporting person is President. The reporting person disclaims beneficial ownership to the Shares held by the Robert and Mary Jane Hekemian Foundation, Inc., except to the extent of his pecuniary interest therein.

(4)
Includes (i) 89,672 Shares contributed to the Hekemian & Co., Inc. Pension Plan of which the reporting person is a trustee and a participant; (ii) an aggregate of 45,116 Shares which are held by certain partnerships in which the reporting person is a partner; and (iii) an aggregate of 14,196 Shares held in certain trusts for which the reporting person is a trustee and one trust in which the reporting person is a beneficiary.  The reporting person disclaims beneficial ownership to the Shares held in the pension plan, partnerships and the trusts except to the extent of his pecuniary interest therein.

(5)	Footnotes 3 and 4 are incorporated herein by reference. Includes 74,392 Shares held by the reporting person’s wife, with respect to which the reporting person disclaims beneficial ownership.

[The next page is the signature page.]

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 13, 2008
Date

/s/ Robert S. Hekemian
Signature

Robert S. Hekemian, Chairman and CEO
Name/Title